

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2019

Julie Wainwright
Chairperson and Chief Executive Officer
The RealReal, Inc.
55 Francisco Street
Suite 600
San Francisco, CA 94133

Re: The RealReal, Inc.
Form S-1
Exhibit Nos. 10.3, 10.4, 10.5, 10.6, 10.7, 10.8, 10.9, 10.10
10.11, 10.12, 10.13, 10.15, 10.16, 10.17, 10.18, 10.19 and 10.20
Filed May 31, 2019
File No. 333-231891

Dear Ms. Wainwright:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

/s/ Mara L. Ransom

Office of Consumer Products
Division of Corporation Finance